Exhibit 4.12

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of the Effective Date by and between Portage Development Services, Inc., a Delaware Corporation (“Portage”) and Andrea Park (“Employee”). Portage and Employee are sometimes individually referred to herein as a “Party” and collectively as the “Parties”.

ARTICLE I

EMPLOYMENT DUTIES AND RESPONSIBILITIES; TERMINATION; SEVERANCE

1.1                 At- Will Employment.

(a)             Beginning on September 30, 2024, Portage hereby employs Employee on an at-will basis for the purpose of providing professional services as the Chief Financial Officer of Portage Biotech Inc., a company incorporated under the laws of the British Virgin Islands (“Parent”), and related services for Portage and Parent (collectively, the “Portage Group”) under the terms and conditions set forth in this Agreement. This position shall be an Exempt position. Employee hereby accepts such employment, and agrees that Employee will devote Employee’s best efforts to the Chief Financial Officer position and the provision of related services on behalf of the Portage Group. Employee shall perform Employee’s duties and responsibilities from Employee’s home office, except that from time to time Employee understands and agrees that Employee may be required to travel for business purposes.

(b)             Subject to the provisions herein, Employee’s employment will be at-will, meaning that Employee or Portage may terminate the employment relationship at any time, with or without Cause, and with or without notice. Any contrary representations that may have been made to Employee are superseded by this Agreement.

(c)             Employee will be subject to all applicable employment and other policies of the Portage Group.

(d)             Employee shall dedicate Employee’s full business time and attention to the Portage Group. Employee agrees not to engage actively in any other employment, occupation, or consulting activity for any direct or indirect remuneration which may or could potentially constitute a conflict of interest or otherwise interfere with Employee’s obligations to the Portage Group without the prior approval of the CEO; provided, however, that Employee may, without such approval, serve in any capacity with any civic, educational, or charitable organization, participate in industry affairs and manage Employee’s personal passive investments, provided that in each case such services do not materially interfere with Employee’s obligations to the Portage Group, create a conflict of interest or cause any reputational damage to the Portage Group. Employee may retain any compensation or benefits received as a result of any such consented to service without any offset in respect of any compensation or benefits to be provided hereunder.

1.2                 Severance. If Employee’s employment is terminated by Portage without Cause, and subject to Employee executing and allowing to become effective a separation agreement and release in a form provided to Employee by Portage Group within 28 days after the Employee’s separation of employment (or a longer time if required by applicable law), Employee shall be entitled to receive, as of the separation date (the “Separation Date”) the following benefit (the “Severance Benefit”): all stock options of Parent held by Employee on the Separation Date will be deemed fully vested and exercisable on the Separation Date and the exercise period for such stock options will be modified to be the the lesser of one year from the Separation Date and the term of the applicable award. “Cause” shall mean Employee’s: (i) repeated dereliction of the material duties and responsibilities as set forth herein (ii) misconduct, insubordination or failure to comply with the Portage Group’s policies governing employee conduct and procedures (including, for the avoidance of doubt, violation of any Portage Group policy concerning harassment, discrimination or retaliation); (iii) excessive lateness or absenteeism; (iv) conviction of or pleading guilty or nolo contendere to any felony involving theft, embezzlement, dishonesty or moral turpitude; (v) commission of any act of fraud against, or the misappropriation of property belonging to, the Portage Group or any other subsidiary of Parent; (vi) commission of any act of dishonesty in connection with Employee’s responsibilities as an employee that is intended to result in Employee’s personal enrichment or the personal enrichment of Employee’s family or others; or (viii) material breach of this Agreement or any other written proprietary information, non-disclosure or confidentiality agreement by and between Employee and Portage or Parent.

ARTICLE II

COMPENSATION AND BENEFITS

2.1           Compensation. Employee shall be paid an annual salary of $325,000. Such payments will be paid in accordance with Portage’s normal payroll practices, as exist from time to time, and subject to all applicable withholding taxes, payroll withholding, and any other amounts required or permitted by applicable law to be withheld (“Salary”).

2.2           Benefits. Employee may be entitled to participate, in accordance with the terms thereof (as such terms may be amended from time-to-time), in any medical, retirement and similar benefit plans maintained by or on behalf of Portage and generally made available to similarly situated employees of Portage, subject to applicable waiting periods, eligibility criteria, the terms and conditions of Portage’s benefit plan documents and generally applicable Portage policies (as the same may be in effect from time to time) and any other restrictions or limitations imposed by law, except to the extent such benefits are duplicative of benefits otherwise provided to Employee under this Agreement. Portage reserves the right to modify or eliminate any such benefits at any time at Portage’s sole discretion. Employee shall be entitled to twenty-five (25) days of paid time off per year, which shall be governed according to Portage’s policies concerning paid time off as in effect from time to time, and shall be subject to a cap of thirty-eight (38) days which may be in Employee’s accrued but unused paid time off bank at any given time. Employee shall be entitled to sick leave in accordance with the Portage Group’s sick leave policy as in effect from time to time.

2.3            Reverse Merger Bonus. Upon the closing of a so-called “reverse merger” transaction in which Parent effects a business combination with another entity and a result of which, Parent remains a publicly traded entity listed on Nasdaq with the equity holders of such other entity owning a majority of the outstanding equity of the ongoing public entity (the “Reverse Merger”), Employee shall receive a one-time bonus of $50,000, less all applicable deductions and withholdings (the “Reverse Merger Bonus”). For the avoidance of doubt, Employee shall not earn the Reverse Merger Bonus if there is no Reverse Merger.

2.4            Equity Incentive. Employee shall be eligible to participate in the Portage Biotech Inc. 2021 Equity Incentive Plan on an annual basis and on terms and conditions established for such grant by the Board of Directors of Parent.

2.5            Reimbursement. Employee shall be entitled to be reimbursed for all pre-approved expenses incurred by Employee in connection with the fulfillment of Employee’s duties hereunder and in accordance with the Portage Group’s reimbursement policy as in effect from time to time.

ARTICLE III

CONFIDENTIALITY; COOPERATION: NONDISPARAGEMENT; INDEMNIFICATION

3.1.          Confidentiality. Employee understands and acknowledges that during the course of Employee’s employment with Portage, Employee will have access to and learn about confidential, secret, and proprietary documents, materials, data, and other information, in tangible and intangible form, of and relating to the Portage Group ("Confidential Information"). Confidential Information shall not include information that is generally available to and known by the public, provided that such disclosure to the public is through no direct or indirect fault of your actions. Employee agrees and covenants that as a condition of Employee’s employment Employee will:

a)	treat all Confidential Information as strictly confidential;

b)	not directly or indirectly disclose, publish, communicate, or make available Confidential Information, or allow it to be disclosed, published, communicated, or made available, in whole or part, to any entity or person whatsoever not having a need to know and authority to know; and

c)	not access or use any Confidential Information, and not copy any documents, records, files, media, or other resources containing any Confidential Information, or remove any such documents, records, files, media, or other resources from the premises or control of the Company.

3.2.          Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order.

3.3.          Both during and following Employee’s employment, Employee shall provide reasonable and timely cooperation in connection with (i) any actual or threatened litigation, inquiry, investigation, or other matter, action, or proceeding that relates to events occurring during Employee’s employment with Portage or about which the Portage Group otherwise believes Employee may have relevant information, and (ii) the transitioning of Employee’s role and responsibilities to other Portage Group personnel, and provision of information in response to the Portage Group’s requests and inquiries, in connection with Employee’s separation.

3.4            Employee hereby covenants and agrees that Employee shall not, directly or indirectly, make, publish or communicate (or cause to be made, published or communicated) any defamatory or disparaging statement or disclosure (whether written or oral) concerning or related to the Portage Group, including, but not limited to, any negative statements on social media regarding the Portage Group; provided however that Employee shall not be prohibited from (a) making any statement or providing any information to a governmental authority or in connection with any governmental authority proceeding or required by law or by any court, arbitrator, mediator or administrative body, (b) responding publicly to any incorrect, disparaging or derogatory public statement to the extent reasonably necessary to correct or refute such public statement or (c) making any truthful statement in response to a due diligence request or inquiry made by any investor or bona fide prospective investor.

3.5            The Portage Group shall indemnify Employee (and Employee’s heirs, executors and administrators) to the fullest extent permitted under applicable law against all expenses and liabilities reasonably incurred in connection with or arising out of any action, suit or proceeding in which Employee may be involved by reason of having been a director or officer of Portage (whether or not Employee continues to be a director or officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgments, court costs, attorneys’ fees and the costs of reasonable settlements; provided, however, that the Portage Group’s foregoing indemnification obligations shall not apply to losses incurred by the Portage Group as a result of the Employee’s willful misconduct, gross negligence, conviction of a felony (including entry of a plea of nolo contendere) for illegal or criminal behavior or engagement in activities beyond the scope of Employee’s employment hereunder.

ARTICLE IV

GENERAL MATTERS

4.1.            Entire Agreement. This Agreement is the full and complete Agreement between Employee and Portage regarding Employee’s terms and conditions of Employee’s employment (or as contained in the Employee Handbook). Although Employee’s job duties, title, and compensation, as well as the Portage Group’s personnel policies and procedures, may change from time to time, the "at will" nature of Employee’s employment may only be changed in an express written agreement signed by Employee and an authorized representative of Portage (other than Employee).

4.2.          Governing Law. The interpretation of this Agreement and any dispute arising out of or relating to this Agreement, Employee’s employment with Portage, or any other relationship between Employee and Portage will, to the fullest extent permitted by law, be governed by the law of Delaware, excluding laws relating to conflicts or choice of law that would require the application of the law of any other state.

4.3.          Compliance with Law. Each of Portage and Employee covenants and agrees that at all times during Employee’s employment it or Employee shall comply with all applicable federal, state, and municipal statutes or ordinances including, without limitation, all licensing requirements and other applicable rules and regulations or governmental agencies regulating Portage or Employee’s profession.

4.4.          Employee’s Acknowledgment. Employee acknowledges: (i) that Employee has had the opportunity to consult with counsel of Employee’s own choice concerning this Agreement and has been advised to do so by Portage; and (ii) that Employee has read and understands this Agreement, is fully aware of its legal effect, and has entered into it freely based on Employee’s own judgment.

4.5.          Counterparts and Facsimile Signatures. This Agreement may be executed in counterparts and by facsimile or electronic execution each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the Effective Date.

PORTAGE DEVELOPMENT SERVICES, INC.	ANDREA PARK

/s/ Steven Mintz	/s/ Andrea Park

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